EX-99.(a)(5)(A)

Genie Energy Ltd. Initiates Exchange Offer

NEWARK, NJ — May 22, 2014:  Genie Energy Ltd., (NYSE: GNE, GNEPRA) has commenced an offer to exchange up to 5,000,000 outstanding shares of its Class B Common Stock for the same number of shares of its Series 2012-A Preferred Stock.

The Series 2012-A Preferred Stock, which was initially issued in 2012, has dividend rights that are senior to distributions on the common stock, in an annual amount of $0.6375 per share, plus the potential for an increase in the dividend related to the performance of Genie’s retail energy provider (REP) business, and a liquidation preference of $8.50 per share.

In conjunction with the closing of the exchange offer, Genie will extend the periods related to redemption of the Preferred Stock. The Preferred Stock is redeemable, in whole or in part, at the option of Genie following October 11, 2017 (currently 2016) at 101% of the Liquidation Preference plus accrued and unpaid dividends, and following October 11, 2018 (currently 2017) at the Liquidation Preference plus accrued and unpaid dividends.  The Company has suspended payment of dividends on its Class A and Class B Common Stock.

The offer will expire at 5:00 p.m. EST, on Monday, June 23, 2014, unless extended by Genie. Tenders of shares of Class B Common Stock must be made prior to the expiration of the exchange offer and may be withdrawn at any time prior to the expiration of the exchange offer.

As of May 22, 2014, there were 1,574,326 shares of Genie Class A Common Stock, 19,781,279 shares of Genie Class B Common Stock and 1,917,967 shares of Preferred Stock outstanding.  The Class A shares are convertible into Class B shares on a one for one basis.

The exchange offer is made upon the terms and conditions set forth in the Offer to Exchange dated May 22, 2014, and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission and are being made available to holders of Genie Class B Common Stock (see below).

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation to buy any shares of Genie Class B Common Stock, nor is it a solicitation for acceptance of the exchange offer. The exchange is only being made by, and pursuant to, the terms and conditions set forth in the Offer to Exchange. Genie is distributing the Offer to Exchange and the related Letter of Transmittal to holders of its Class B Common Stock. The Offer to Exchange and the related Letter of Transmittal have also been filed with the SEC as an exhibit to Genie’s Schedule TO. Those documents contain details of the exchange offer, including complete instructions on the exchange procedure along with the transmittal forms and other data.

Holders of our Class B Common Stock should read the exchange offer documents because they contain important information. Stockholders can get the exchange offer documents without charge from the website of the SEC at www.sec.gov.

Holders of our Class B Common Stock will also be able to obtain the exchange offer documents from Genie without charge by directing a request to Genie Energy Ltd., 550 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President-Investor Relations and External Affairs, Telephone: (973) 438-3848 or invest@genie.com.

Genie’s Board of Directors has approved the exchange offer. However, neither Genie nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. Genie has not authorized any person to make any such recommendation.

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE, GNEPRA) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider supplying electricity and natural gas to residential and small business customers primarily in the Eastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shales and other fuel resources.  GOGAS resource development projects include a conventional oil and gas exploration program in Israel and in-situ oil shale projects in Colorado, Israel and Mongolia. For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com